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                                MKA CAPITAL INC.
                (Formerly Financial Telecom Limited (USA), Inc.)
            Panama, Calle 52 y Elvira Mendez #6-308 tel +507-2695211
     China, Shanghai 200021, 300 Hua Hai Zhong Rd, #2405 tel +86-21-63354111

January 27, 2006

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549 USA
Mail Stop 4561

To the Attention of:  Mr. S. Jacobs, Accounting Branch Chief

Dear Sir:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Securities and Exchange Commission ("SEC") on January 24, 2006.

Kindly note, as of today, our new name, "MKA Capital Inc", and trading symbol, "MKAC.OB", have come into effect. We use the new company name in this response.

We are working to respond to all comments, but in the meantime, we wish to address your comment #5 now, as we understand there is some urgency for this.

Response to Comment 5

         We are advised by our independent accountants that their professional staff will visit the offices of MKA Capital Inc. and MK Aviation SA in Shanghai, PR China, and Panama City, Panama.

         In connection with their audit of the financial statements for the years ended December 31, 2005 and 2004, the firm has advised us their staff will complete certain planned audit procedures under the supervision of its New York, New York office. We have been advised the firm's planned audit procedures will include, but not be limited to, planning the audits, documenting their understanding of each company's internal control environment, performing substantive testing of account balances, and obtaining third party confirmations to support management's assertions included and made a part of each Company's' financial statements.

         We are advised the accountants' working papers and conclusions will be subsequently reviewed by a firm supervisor and partner, along with a second partner review, prior to the issuance of the firm's audit reports.

         The firm has advised us that they do not intend to utilize the services of a foreign audit firm.

We will correspond further to respond to your comments #1-4, in a subsequent letter. Thank you.

Yours truly,
/s/ R. Gorthuis, CFO